Exhibit 8.1

The following table sets forth a list of our subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation
Adira Energy Holding Corp.[1]	Ontario, Canada
Adira CBM Ltd.[2]	Israel
Adira Oil Technologies Ltd.[2]	Israel
Adira Energy Israel Ltd.[2]	Israel
Adira Energy Israel Services Ltd.[2]	Israel
Adira GeoGlobal Ltd.[3]	Israel

Notes:

1.	Adira Energy Holding Corp. is a wholly-owned direct subsidiary of the Registrant.

2.	These companies are second-tier wholly-owned indirect subsidiaries of the Registrant, which are held through Adira Energy Holding Corp.

3.	The Registrant holds an indirect 60% interest in Adira Energy GeoGlobal Ltd. through Adira Energy Holding Corp.